UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     November                           , 2005
                --------------------------------------------------------


                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F  [X]         Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") released November 11, 2005, announcing third quarter and nine month results for 2005.

EXHIBIT 1

Knightsbridge Tankers Limited

Interim Report September 2005

THIRD QUARTER AND NINE MONTH RESULTS

The Board of Knightsbridge Tankers Limited (the "Company") reports net income of $3.6 million and earnings per share of $0.22 for the third quarter of 2005. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $34,700 compared with $38,900 in the immediately preceding quarter. The decline in net income as compared with previous quarters reflects the weakening of the tanker market early in the third quarter combined with the effect of the drydocking of the two vessels. Net interest expense for the quarter was $1.4 million (2004 comparable quarter: $1.9 million) and at September 30, 2005, all of the Company's debt is floating rate debt.

During the third quarter, the drydockings of the vessels Chelsea and Mayfair were completed, as scheduled, at a total cost of $1.6 million. The vessel Kensington is scheduled to be drydocked in the fourth quarter.

The net decrease in cash and cash equivalents in the quarter was $11.6 million. The Company generated cash from operating activities of $8.3 million and used $6.3 million to repay debt and credit facilities and $13.6 million to pay dividends.

For the nine months ended September 30, 2005 the Company reports net income of $28.1 million and earnings per share of $1.65. The average daily TCE's for the nine months ended September 30, 2005 was $43,400. Net interest expense for the period was $3.8 million (2004 comparable six months: $6.7 million).

On November 10, 2005, the Board declared a dividend of $0.50 per share. The record date for the dividend is November 21, 2005, ex dividend date is November 17, 2005 and the dividend will be paid on or about December 5th, 2005.

THE MARKET AND OUTLOOK

Compared to the steady downward trend witnessed throughout the second quarter tanker rates in the third quarter experienced higher volatility with steep ups and downs. A peak in rates in the middle of July, seeing the benchmark route from AG-Japan stretching up to Word Scale 107, was followed by a dive in the market down to period low of World Scale 58 less than a month a later. Late September saw a sharp rebound with a particularly strong West Africa market; hence the overall trend was more positive than the previous quarter.

Multiple factors have influenced the oil tanker market during the period, with the Hurricanes Katrina and Rita stealing the headlines. With U.S. Gulf oil production and refinery capacity shut in, the global oil supply system started to look fragile. Analysts are still trying to assess the overall consequences, but the delay of vessels in the U.S. Gulf is one factor putting upwards pressure on rates. The refinery shut downs boosted the U.S. demand for sweeter crude, allowing for the rate increase in the West Africa to U.S. Gulf market seen towards the end of the quarter. As a consequence a larger portion of heavier, sour crude from the Caribbean went east, generating ton miles and stimulating the demand side of oil transportation services. With the winter ahead, rising rates toward the end of the third quarter is in line with the seasonal tend for this time of the year.

During the quarter the spread in earnings between eastbound and westbound routes decreased, seeing the traditionally lower yielding western routes increase in attractiveness. This is largely attributable to three factors: increased spread in earnings for single and double hulled units, the trade pattern after the hurricane activity, and a more favourable tonnage situation due to uncertainty created by a strike in Mediterranean port Fos/Lavera.

The increasing VLCC fleet obviously put pressure on the supply side, with six units delivered in the third quarter of 2005 and one scrapped, according to shipbroker Bassoe. This accounts for a year-to-date fleet growth of 5.1%. In line with the oil price rally, bunker prices rose during the quarter, ending at an average of $287 per ton in Fujairah, putting further pressure on vessel earnings.

At the time of writing the spot market is on the rise, and AG to Singapore has been fixed at World Scale 205. Oil market analysts have downgraded demand figures slightly after the oil price rally and the supply disruptions, but the IEA still believes in consumption growth of around 1.75 million barrels in 2006.

During the fourth quarter the vessels Hampstead and Kensington will be renamed TI Ningbo and TI Qingdao respectively, based on a request from the charterer.

The Board expect the earnings to improve significantly during the fourth quarter as the market rebounds from second and early third quarter lows.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


November 10, 2005
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Ola Lorentzon
         + 46 703 998886

         Inger M. Klemp
         + 47 23 11 40 76


                                        KNIGHTSBRIDGE TANKERS LIMITED THIRD QUARTER REPORT
                                                           (UNAUDITED)

                                                                                                                             2004
      2004         2005     INCOME STATEMENT                                                  2005           2004           Jan-Dec
    Jul- Sep     Jul- Sep  (in thousands of $)                                               Jan-Sep        Jan-Sep        (audited)
     --------     --------  -----------------------------------                              --------      --------         --------
       28,481       19,752  Operating revenues                                                 70,045         93,132        135,695
        3,733        4,673  Voyage expenses                                                    12,362         10,089         14,240
        2,989        5,667  Ship operating expenses                                            12,889          6,756          9,868
          266          247  Administrative expenses                                               810            894          1,114

       21,493        9,165  Operating income before depreciation                               43,984         75,393        110,473
        4,290        4,315  Depreciation                                                       12,805         12,915         17,219

       17,203        4,850  Operating income after depreciation                                31,179         62,478         93,254
          126          220  Interest income                                                       819            263            449
       (1,949)      (1,368) Interest expense                                                   (3,804)        (6,742)        (7,877)
        2,401          (57) Other financial items                                                 (79)           (76)            13

       17,781        3,645  Net income (loss)                                                  28,115         55,923         85,839


       17,100       17,100  Average number of ordinary shares outstanding                      17,100         17,100         17,100

     $   1.04    $    0.22  Earnings per Share ($)                                            $  1.65        $  3.27       $   5.02


BALANCE SHEET
-------------
                                                                                                                            2004
(in thousands of $)                                                                            2005          2004          Dec 31
                                                                                              Sep 30         Sep 30      (audited)
                                                                                             --------      --------       --------

ASSETS
Short term
Cash and cash equivalents                                                                      21,228         36,124         41,653
Other current assets                                                                            8,886         12,497         22,009
Long term
Vessels and equipment, net                                                                    289,385        305,803        301,500
Deferred charges and other long-term assets                                                       376            408            392

Total assets                                                                                  319,875        354,832        365,554

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                               11,355         11,200         11,309
Other current liabilities                                                                       8,789          4,378          4,974
Long term
Long term interest bearing debt                                                               112,000        123,200        120,400
Stockholders' equity                                                                          187,731        216,054        228,871

Total liabilities and stockholders' equity                                                    319,875        354,832        365,554


                                                                                                                             2004
      2004         2005     STATEMENT OF CASHFLOWS                                            2005           2004           Jan-Dec
    Jul- Sep     Jul- Sep  (in thousands of $)                                               Jan-Sep        Jan-Sep        (audited)
    --------     --------  -----------------------------------                               --------      --------         --------
                              OPERATING ACTIVITIES

      17,781         3,645    Net income (loss)                                                28,115         55,923        85,839
                              Adjustments to reconcile net income to net cash
                              provided by operating activities
       4,310         4,332    Depreciation and amortisation                                    12,854         13,009         17,219
      (2,477)            -    Adjustment of financial derivatives to market value                                                 -
                         -    Other                                                                 -                           110
      (6,504)          326    Change in operating assets and liabilities                       16,248         12,336          3,420

       13,110        8,303    Net cash provided by operating activities                        57,217         81,268        106,588

            -            -    INVESTING ACTIVITIES

          690            -    Compensation on vessel redelivery                                     -            690            690
          690            -    Net cash provided by investing activities                             -            690            690

                              FINANCING ACTIVITIES

            -          (33)   Proceeds from long-term debt and credit facilities,                 (33)       140,000        139,556
                              net of fees paid
      (2,894)       (6,211)   Repayments of long-term debt and credit facilities               (8,354)      (131,441)      (133,688)
     (12,825)      (13,680)   Dividends paid                                                  (69,255)       (60,705)       (77,805)

     (15,719)      (19,924)   Net cash used in financing activities                           (77,642)       (52,146)       (71,937)

      (1,919)      (11,621)   Net increase (decrease) in cash and cash equivalents            (20,425)        29,812         35,341
       38,043       32,849    Cash and cash equivalents at start of period                     41,653          6,312          6,312
       36,124       21,228    Cash and cash equivalents at end of period                       21,228         36,124         41,653



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                          Knightsbridge Tankers Limited
                                  (Registrant)




Date   November 22, 2005                            By  /s/ Kate Blankenship
                                                        ----------------------
                                                            Kate Blankenship
                                                            Secretary






01655.0002 #620577